SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2006

PT Indosat Tbk.

Indosat Building

Jalan Medan Merdeka Barat, 21

Jakarta 10110 - Indonesia

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F        X      Form 40-F    ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information of the Commission to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                 No       _X__

            (If " Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-           .)

INDOSAT WAS GRANTED 3G OPERATIONAL LICENSE

Jakarta, 25 September 2006 – Indosat succesfully passed the test of operational  licence for 3G services provision in Jakarta, and will proceed with commercial launching later  this year.

“The succesful test was one of our effort to realize our commitment to provide 3G services  in at least 2 big cities by end of this year”, cited Kaizad B. Heerjee, Deputy President Director Indosat

In accordance with the modern licencing enforced by the government, Indosat will provide 3G services in at least 2 cities, namely Jakarta and Surabaya. In these two areas, Indosat has rolled out networks for 3G trial and testing and hence enables  Indosat to accelerate the 3G network roll out into  wider areas.

“For first phase, we will roll out 300 3G base stations in areas covering Jakarta  and  Surabaya, where Indosat has conducted trial for 3G services since August last year,” said Kaizad B. Heerjee.

“We are confident that 3G services in Indonesia will receive positive response, considering the economic growth and life style of people who need advanced  mobile communication, supported by the availability the 3G handset in the market,” added Kaizad confidently.

Indosat is a leading telecommunication and information provider that provides: cellular (Mentari, Matrix and IM3), IDD (IDD 001, IDD 008 and FlatCall 016), and fixed wireless services (StarOne), Multimedia, Data communications and Internet (MIDI). Indosat's shares are listed on the Jakarta and Surabaya Stock Exchange (JSX: ISAT) and its American Depository Shares are listed on the New York Stock Exchange (NYSE:IIT).

For further information please contact:

Corporate Secretary

Telp : 62-21-3869614

Fax  : 62-21-3804045

E-mail: investor@indosat.com

Website: www.indosat.com

Disclaimer :

This document contains certain financial information and results of operation, and may also contain certain projections, plans, strategies, and objectives of Indosat, that are not statements of historical fact which would be treated as forward looking statements within the meaning of applicable law. Forward looking statements are subject to risks and uncertainties that may cause actual events and Indosat's future results to be materially different than expected or indicated by such statements. No assurance can be given that the results anticipated by Indosat, or indicated by any such forward looking statements, will be achieved.

This document is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of an offering circular that may be obtained from the Company and will contain detailed information about the Company and management, as well as financial statements. The Company does not intend to register any part of the offering in the United States.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                        PT Indosat Tbk.

Date  : September 25, 2006

By  :

_______________________________

Name :   Raymond Tan Kim Meng

   Title   :   Director of Network Acting for

                                                                                  Deputy President Director